                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2005
                        Commission File Number: 001-13382
                            KINROSS GOLD CORPORATION
                 (Translation of registrant's name into English)

                  52ND FLOOR, SCOTIA PLAZA, 40 KING STREET WEST
                            TORONTO, ONTARIO M5H 3Y2
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F                        Form 40-F  X
                          -----                            -----

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

        Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

        Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                           No  X
                       -----                        -----

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2b:

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This report on Form 6-K is being furnished for the sole purpose of providing a copy of the material change report announcing that the Company had satisfactorily responded to comments to date regarding the new methodology for accounting for the assets acquired in the TVX/Echo Bay merger in January, 2003 and that its board of directors had adopted the new methodology and approved the unaudited preliminary financial statements for the year ended December 31, 2004 and the restated, comparative financial statements for the year ended December 31, 2003 and Kinross released the preliminary 2004 financial results and 2003 preliminary restated financial results.


                                      INDEX




                                Table of Contents


SIGNATURES
EXHIBIT INDEX
99.1     Material Change Report dated October 26, 2005

                                   SIGNATURES


        Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         KINROSS GOLD CORPORATION


                                         Signed: /s/ Shelley M. Riley
                                                ---------------------
                                                Vice President, Administration &
                                                  Corporate Secretary



October 26, 2005.